Exhibit 99.1

LRAD CORPORATION ANNOUNCES FISCAL Q2

AND FIRST HALF 2012 RESULTS

Company Reports Small Profit for the

First Six Months of Fiscal 2012

SAN DIEGO, CA, May 7, 2012 – LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of long range acoustic hailing devices (AHDs), today reported revenues of $2.4 million and a net loss of $292,000, or $0.01 per diluted share, for its fiscal second quarter ended March 31, 2012. The Company also reported revenues of $6.0 million and net income of $22,000, or $0.00 per diluted share, for the six months ended March 31, 2012.

“We effectively managed our business to generate breakeven results in our fiscal first half in spite of ongoing worldwide economic and defense budget uncertainties that resulted in lower year over year revenues,” commented Tom Brown, president and chief executive officer of LRAD Corporation. “Even with global market conditions remaining unsettled, we anticipate achieving stronger second half results.”

Revenues for fiscal Q2 2012 decreased 85% from $15.5 million recorded in fiscal Q2 2011. The decrease in revenues was primarily attributable to the lack of orders replacing the delivery of a $12.1 million foreign military order in the quarter ended March 31, 2011.

Gross profit for fiscal Q2 2012 was $1.3 million, or 55% of revenues, compared to $10.9 million, or 70% of revenues, for the same quarter a year ago. The decrease in gross profit was primarily due to a much higher margin in fiscal Q2 2011 as a result of the higher revenues, lower product cost due to volume pricing, and higher fixed absorption due to the increased production levels to fulfill the large foreign military order.

Operating expenses for fiscal Q2 2012 decreased 68% to $1.6 million, compared to $5.1 million for the same period in the prior year. The decrease was primarily attributed to decreases of $3.0 million in commission expense primarily related to the large foreign military sale in the prior year and $482,000 in bonus expense as a result of not meeting current year performance targets.

Net loss for fiscal Q2 2012 was $292,000, or $0.01 per diluted share, compared to net income of $5.7 million, or $0.17 per diluted share, for the same period last year. The decrease in income was primarily attributable to the decrease in revenues and gross margin, partially offset by a reduction in operating expenses.

For the six months ended March 31, 2012, revenues decreased 66% to $6.0 million compared to $17.7 million for the six months ended March 31, 2011. For the first six months of fiscal 2012, gross profit was $3.1 million, or 51% of revenues, compared to $11.9 million, or 67% of revenues, for the same period a year ago. The decrease in gross profit was primarily due to a higher margin in the prior year as a result of the $12.1 million foreign military order, lower product cost due to volume pricing, and higher fixed absorption due to the increased production levels to fulfill the large foreign military order.

Operating expenses for the six months ended March 31, 2012 were $3.1 million, a decrease of $3.4 million from the same period a year ago. The decrease was primarily attributed to decreases of $3.0 million in commission expense primarily related to the large foreign military sale and $482,000 in bonus expense as a result of not meeting current year performance targets.

Net income for the six months ended March 31, 2012 was $22,000, or $0.00 per diluted share, compared to $5.3 million, or $0.17 per diluted share, for the same six-month period last year. The decrease in income was primarily attributable to the decrease in revenues and gross margin, partially offset by decreased operating expense.

Cash and cash equivalents of $13.9 million at March 31, 2012 were up $14,000 compared to September 30, 2011.

Management is scheduled to discuss the Company’s fiscal Q2 2012 business and financial results on a conference call tomorrow, May 8, 2012, at 4:30 p.m. Eastern Time.

About LRAD Corporation

LRAD Corporation is using long range communication to resolve uncertain situations peacefully and save lives on both sides of its proprietary Long Range Acoustic Device®. Thousands of LRAD® systems are in service around the world in diverse applications including fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, asset protection and wildlife preservation and control. For more information about the Company and its LRAD systems, please visit www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2011. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

COMPANY CONTACT:

Robert Putnam

+1 858.676.0519

robert@lradx.com

LRAD Corporation and Subsidiary

Consolidated Balance Sheets

(000’s omitted)

	March 31, 2012 (Unaudited)	September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$13,885	$13,871
Restricted cash	606	606
Accounts receivable, net	2,133	5,098
Inventories, net	3,193	2,736
Prepaid expenses and other	591	664
Assets of discontinued operations	—	6

Total current assets	20,408	22,981
Restricted Cash	39	—
Equipment, net	68	75
Patents, net	201	226
Prepaid expenses - noncurrent	1,156	1,219

Total assets	$21,872	$24,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$437	$1,040
Accrued liabilities	536	2,900
Liabilities of discontinued operations	—	9

Total current liabilities	973	3,949
Other liabilities - noncurrent	324	277

Total liabilities	1,297	4,226

Total stockholders’ equity	20,575	20,275

Total liabilities and stockholders’ equity	$21,872	$24,501

LRAD Corporation and Subsidiary

Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2012	2011	2012	2011
Revenues	$2,400	$15,503	$6,012	$17,708
Cost of revenues	1,083	4,635	2,946	5,848

Gross profit	1,317	10,868	3,066	11,860

Operating expenses:
Selling, general and administrative	1,193	4,390	2,250	5,444
Research and development	430	666	811	1,045

Total operating expenses	1,623	5,056	3,061	6,489

(Loss) Income from operations	(306)	5,812	5	5,371
Other income	7	4	20	8

(Loss) income from continuing operations before income taxes	(299)	5,816	25	5,379
Income tax (benefit) expense	(7)	112	3	112

(Loss) income from continuing operations	(292)	5,704	22	5,267
Income from discontinued operations, net of taxes	—	—	—	82

Net (loss) income	$(292)	$5,704	$22	$5,349

Net (loss) income per common share - continuing operations:
Basic	$(0.01)	$0.18	$0.00	$0.17
Diluted	$(0.01)	$0.17	$0.00	$0.17
Net income per common share - discontinued operations:
Basic	$0.00	$0.00	$0.00	$0.00
Diluted	$0.00	$0.00	$0.00	$0.00
Net (loss) income per common share:
Basic	$(0.01)	$0.18	$0.00	$0.17
Diluted	$(0.01)	$0.17	$0.00	$0.17
Weighted average common shares outstanding:
Basic	32,374,499	31,687,779	32,374,499	31,154,649

Diluted	32,374,499	32,606,414	33,006,994	32,068,244